Exhibit 77H- Investment Trust 06

Phoenix All-Cap Growth Fund - (the "Fund") merged with and into a fund of the same name in Phoenix Equity Trust on March 10, 2008.

Any shareholders of the Fund, including any omnibus account holding 25% or more of the Fund's outstanding shares, ceased to be shareholders of the Fund and received a corresponding holding in the new fund.

Phoenix Small-Cap Growth Fund - (the "Fund") merged with and into a fund of the same name in Phoenix Equity Trust on March
10, 2008.

Any shareholders of the Fund, including any omnibus account holding 25% or more of the Fund's outstanding shares, ceased to be shareholders of the Fund and received a corresponding holding in the new fund.